SYMSKAYA EXPLORATION INCORPORATED
                      (A Company in the Development Stage)


                    Report on Audits of Financial Statements
                              and Supplemental Data
            as of December 31, 1996 and 1995 and for the years ended
                        December 31, 1996, 1995 and 1994,
                and the period from inception (November 25, 1991)
                              to December 31, 1996

                        Report of Independent Accountants


To the Board of Directors of
Symskaya Exploration Incorporated:

We have audited the accompanying balance sheet of Symskaya Exploration Incorporated (a company in the development stage) as of December 31, 1996 and 1995, and the related statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 1996, 1995 and 1994, and the period from inception (November 25, 1991) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all material respects, the financial position of Symskaya Exploration Incorporated (a company in the development stage) as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years ended December 31, 1996, 1995 and 1994, and for the period from inception (November 25, 1991) to December 31, 1996 in conformity with generally accepted accounting principles.




Salt Lake City, Utah
February 13, 1997

                       SYMSKAYA EXPLORATION, INCORPORATED
                      (A Company in the Development Stage)

                                  BALANCE SHEET
                  as of December 31, 1996 and December 31, 1995

                                                           1996            1995
                                                           ----            ----
    ASSETS
Current assets:
    Cash and cash equivalents                       $     46,150   $    171,408
    Due from Equity Oil Company                          101,771        189,425
    Due from Leucadia National Corporation               101,771        189,425
                                                    ------------   ------------
           Total current assets                          249,692        550,258
                                                    ------------   ------------
Unproved oil and gas property, at cost
    (full cost method of accounting)                   5,876,700     10,329,991
                                                    ------------   ------------
           Total assets                             $  6,126,392   $ 10,880,249
                                                    ============   ============

    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                $     68,476   $    241,093
    Accrued interest payable - Equity Oil Company         29,734         93,480
                                                    ------------   ------------
           Total current liabilities                      98,210        334,573
                                                    ------------   ------------
Accrued interest payable                               1,105,002        126,306
Notes payable - Equity Oil Company                     6,644,380      5,648,922
Notes payable - Leucadia National Corporation          4,903,861      3,908,403
                                                    ------------   ------------
           Total liabilities                          12,751,453     10,018,204
                                                    ------------   ------------

Commitments (Note 1)

Stockholders' equity:
    Common stock, no par value:
    Authorized:  20,000,000 shares; issued 1,000
        shares                                             1,000          1,000
    Contributed capital - Equity Oil Company           2,238,132        494,625
    Contributed capital - Leucadia National
        Corporation                                    2,238,132        494,625
    Deficit accumulated during development stage     (11,102,325)      (128,205)
                                                    ------------   ------------
                                                      (6,625,061)       862,045
                                                    ------------   ------------
        Total liabilities and stockholders' equit   $  6,126,392   $ 10,880,249
                                                    ============   ============

                     The accompanying notes are an integral
                       part of these financial statements

                       SYMSKAYA EXPLORATION, INCORPORATED
                      (A Company in the Development Stage)

                             STATEMENT OF OPERATIONS
              for the years ended December 31, 1996, 1995 and 1994
     and the period from inception (November 25, 1991) to December 31, 1996

                                                                                Inception to
                                                                                 December 31,
                                       1996            1995            1994            1996
                               ------------    ------------    ------------    ------------

Revenues:
    Overhead income            $     47,258    $     62,097    $       --      $    109,355
    Interest income                  12,147           7,146           5,663          24,956
                               ------------    ------------    ------------    ------------
                                     59,405          69,243           5,663         134,311
                               ------------    ------------    ------------    ------------
Expenses:
    Overhead expenses                64,213          62,106            --           126,319
    Impairment of unproved
        oil and gas property     10,955,728            --              --        10,955,728
    Interest expense                   --              --              --           126,306
    Foreign exchange loss            13,584           8,431           6,268          28,283
                               ------------    ------------    ------------    ------------
                                 11,033,525          70,537           6,268      11,236,636
                               ------------    ------------    ------------    ------------

           Net (loss)          $(10,974,120)   $     (1,294)   $       (605)   $(11,102,325)
                               ============    ============    ============    ============










                     The accompanying notes are an integral
                       part of these financial statements

                       SYMSKAYA EXPLORATION, INCORPORATED
                       A Company in the Development Stage)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                for the period from inception (November 25, 1991)
                              to December 31, 1996

                                                            Contributed Capital        Deficit Accumulated
                                        Common Stock     Equity Oil Leucadia National      During the
                                      Shares    Amount      Company   Corporation      Development Stage    Total
                                      ------    ------      -------   -----------      -----------------    -----
Contribution of capital                     -         -     $  60,000             -                -    $   60,000
  Loss from inception to
   December 31, 1991                        -         -             -             -                -             -
                                       ------    ------      --------     ---------          -------      --------
Balance at December 31, 1991                -         -        60,000             -                -        60,000
Issuance of common stock for
 cash on February 29, 1992
  (at $1.00 per share)                  1,000    $1,000             -             -                -         1,000
Conversion of contributed
 capital to note payable                    -         -       (60,000)            -                -       (60,000)
1992 net loss                               -         -             -             -       $  (34,484)      (34,484)
                                       ------    ------      --------     ---------         --------      ---------
Balance at December 31, 1992            1,000     1,000             -             -          (34,484)      (33,484)

1993 net loss                               -         -             -             -          (91,822)      (91,822)
                                       ------    ------      --------     ---------         --------      --------
Balance at December 31, 1993            1,000     1,000             -             -         (126,306)     (125,306)

Contribution of capital                     -         -       494,625      $494,625                -       989,250
1994 net loss                               -         -             -             -             (605)         (605)
                                       ------    ------       -------      --------         -----------   --------
Balance at December 31, 1994            1,000     1,000       494,625       494,625         (126,911)      863,339

1995 net loss                               -         -             -             -           (1,294)       (1,294)
                                       ------    ------       -------      --------         ----------    --------
Balance at December 31, 1995            1,000   $ 1,000       494,625       494,625         (128,205)      862,045

Contribution of capital                     -         -     1,743,507     1,743,507                -     3,487,014
1996 net loss                               -         -                                  (10,974,120)  (10,974,120)
                                       ------    ------     ---------     ---------       ----------    ----------
Balance at December 31, 1996            1,000   $ 1,000    $2,238,132    $2,238,132     $(11,102,325)  $(6,625,061)
                                       ======    ======     =========     =========       ==========    ==========

                     The accompanying notes are an integral
                       part of these financial statements

                       SYMSKAYA EXPLORATION, INCORPORATED
                      (A Company in the Development Stage)

                             STATEMENT OF CASH FLOWS
              for the years ended December 31, 1996, 1995 and 1994
                and the period from inception (November 25, 1991)
                              to December 31, 1996

                                                                                                       Period from
                                                                                                        inception
                                                                                                   (November 25, 1991)
                                                                                                     to December 31,
                                                               1996            1995            1994        1996
                                                       ------------    ------------    ------------    ------------
Cash flows from operating activities:
  Net loss                                             $(10,974,120)   $     (1,294)   $       (605)   $(11,102,325)
  Impairment of unproved
    oil and gas property                                 10,955,728            --              --        10,955,728
  Increase (decrease) from changes in:
    Accrued interest payable - Equity Oil Company              --              --              --           126,306
                                                       ------------    ------------    ------------    ------------
          Net cash used in operating activities             (18,392)         (1,294)           (605)        (20,291)
                                                       ------------    ------------    ------------    ------------

Cash flows from investing activities:
  Additions to unproved oil and gas property             (5,760,104)     (5,057,805)     (3,224,241)    (15,755,522)
                                                       ------------    ------------    ------------    ------------
          Net cash used in investing activities          (5,760,104)     (5,057,805)     (3,224,241)    (15,755,522)
                                                       ------------    ------------    ------------    ------------

Cash flows from financing activities:
  Issuance of common stock                                     --              --              --             1,000
  Notes payable - Equity Oil Company                        995,458       2,649,047       1,281,013       6,584,380
  Notes payable - Leucadia National Corporation             995,458       2,649,047       1,259,356       4,903,861
  Contribution of capital - Equity Oil Company            1,743,507            --           494,625       2,298,132
  Contribution of capital - Leucadia National
    Corporation                                           1,743,507            --           494,625       2,238,132
  Due from Equity Oil Company and Leucadia
    National Corporation                                    175,308        (100,871)       (277,979)       (203,542)
                                                       ------------    ------------    ------------    ------------
          Net cash provided by financing activities       5,653,238       5,197,223       3,251,640      15,821,963
                                                       ------------    ------------    ------------    ------------

Net increase (decrease) in cash and cash equivalents       (125,258)        138,124          26,794          46,150

Cash and cash equivalents at beginning of period            171,408          33,284           6,490            --
                                                       ------------    ------------    ------------    ------------

Cash and cash equivalents at end of period             $     46,150    $    171,408    $     33,284    $     46,150
                                                       ============    ============    ============    ============

Supplemental  disclosures  of cash flow  information:  Cash paid during the year for:
    Income taxes                                                 -                -               -               -
    Interest                                                     -                -               -               -

Supplemental disclosures of non-cash investing and financing activities: At December 31, 1996, 1995, and 1994 the Company financed $1,047,172, $334,573, and
$336,621, respectively, of oil and gas property additions with accounts payable and accrued liabilities. Effective February 29, 1992, the Company converted the original $60,000 capital contribution from Equity Oil Company to an interest bearing note payable to Equity Oil Company.

                     The accompanying notes are an integral
                       part of these financial statements

                       SYMSKAYA EXPLORATION, INCORPORATED
                       (A Company in the Deveopment Stage)

                          NOTES TO FINANCIAL STATEMENTS


1.       SIGNIFICANT ACCOUNTING POLICIES:

                 A. Symskaya Exploration, Inc., a company in the development stage, (the Company), a Texas corporation, was formed on November 25, 1991, and is engaged in oil and gas exploration in Russia. Symskaya holds a Combined License which grants it the exclusive right to explore, develop and produce hydrocarbons on a contract area totaling approximately 1,100,000 acres in the Yenisysk District of the Krasnoyarsk Krai in the Russian Federation. The License has a primary term of 25 years.

                 The work to be performed and the obligations and rights of Symskaya are set forth in a License Agreement and a Production Sharing Agreement (PSA) which are integral parts of the License. Under the License and PSA, Symskaya will provide funding for all exploration and development and will recover these costs from 80% of hydrocarbon production after payment of an 8% royalty. The remaining 20% of any hydrocarbon production, net of royalty, will be shared by Symskaya and the Russian government based on the rate of production.

                 Minimum expenditures required under the License and PSA total $12,000,000 during the first five years of the License term, which began on November 15, 1993. As of December 31, 1996, Symskaya had satisfied all of the minimum expenditures required.

                 Symskaya is owned 50% each by Equity Oil Company (Equity) and Leucadia National Corporation, (Leucadia). Leucadia acquired 50% of the stock of Symskaya effective January 1, 1994, in exchange for their commitment to spend up to $6,000,000, in an amount equal to that spent by Equity, towards the Symskaya project through the drilling, completion and/or plugging and abandonment of the initial test well, the Lemok #1. Pursuant to a Shareholders' Agreement, Leucadia was not required to pay any part of the amounts previously advanced by Equity under a Loan Agreement with Symskaya, with the exception of one-half (1/2) of the interest on a $1,740,519 loan between Equity and Symskaya. The loan reflects the initial investment by Equity in Symskaya prior to Leucadia's ownership.

                    NOTES TO FINANCIAL STATEMENTS, Continued:


1.       SIGNIFICANT ACCOUNTING POLICIES, Continued:

                 Amounts advanced by Equity and Leucadia after January 1, 1994 are treated as interest-bearing advances or equity, as mutually agreed upon by the respective companies. The agreement with Leucadia also requires that Leucadia share equally in the payment of the one (1%) percent royalty obligation in favor of Coastline Exploration, Inc. on future revenues from the Symskaya project.

                 Equity and Leucadia have agreed to continue funding the operations of Symskaya, through at least December 31, 1997, while the Company conducts its search for additional financing to fund further exploration activity.

         B.      ACCOUNTING FOR OIL AND GAS OPERATIONS:

                 The Company uses the full cost method of accounting, under which the costs of all exploration and development activities (both successful and unsuccessful) are capitalized and subsequently amortized to expense using the units-of-production method, based upon production and estimates of proved reserve quantities. Unevaluated costs and related capitalized interest costs are excluded from the amortization base until the properties  associated  with  these  costs  are  evaluated  and determined to be productive or impaired. Should the net evaluated capitalized costs exceed the estimated present value of oil and gas reserves on a country-by-country basis, the excess would be charged to expense. Proceeds from disposals of oil and gas properties are applied as reductions of capitalized costs. Gain or loss is recognized only on the sale of oil and gas properties involving significant amounts of reserves. During the years ended December 31, 1996, 1995 and 1994, the Company capitalized interest of $1,097,994, $188,455 and $158,756, respectively, related to its unproved property.

                 In August of 1996, Symskaya plugged and abandoned the Lemok #1 well, which was the initial test well drilled on the Company's concession. Symskaya subsequently charged the drilling costs of the well to expense.

1.       SIGNIFICANT ACCOUNTING POLICIES, Continued:

         B.      ACCOUNTING FOR OIL AND GAS OPERATIONS, continued:

                 The remaining capitalized costs associated with the Company's uproved oil and gas properties respresent the cost of the concession, as well as related equipment and capitalized interest costs. Future exploration activities are dependent on Symskaya's obtaining additional financing. Should Symskaya be unable to obtain adequate financing, or should Symskaya abandon the license area for whatever reason, the remaining capitalized costs would be charged to expense during the period that determination is made.

         C.      FOREIGN OPERATIONS:

                 The Company's exploration activities are located in Russia and its functional and reporting currency is U.S. dollars. Aggregate exchange gains and losses arising from the translation of foreign currency transactions are included in income.

         D.      CASH AND CASH EQUIVALENTS:

                 The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The majority of the Company's cash and cash equivalents is held by one financial institution in Salt Lake City, Utah.

         E.      OVERHEAD INCOME AND EXPENSE:

                  Overhead expense represents a monthly charge to the Company for management services provided by Equity. This charge is borne equally by Equity and Leucadia, and is recognized as overhead income by the Company upon issuance of invoices to Equity and Leucadia.

         F.      ESTIMATES:

                 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.       NOTES PAYABLE:

         Through December 31, 1993, the Company borrowed $1,740,519 from Equity under a note payable which bears interest at the rate of prime plus two percent (10.5% at December 31, 1996) with a cap of twelve (12%) percent from and after January 1, 1994. Subsequent to the plugging of the Lemok #1 well, Equity and Leucadia agreed to suspend interest payments on Symskaya's note with Equity. Unpaid interest will continue to accrue until exploration operations resume, or until the sale of, or production of oil and gas from, the Symskaya project. Interest incurred between January 1, 1994 and August 31, 1996 will be repaid using funds advanced by Equity and Leucadia, and is classified as a current liability. The interest accrued before and after this repayment period and the unpaid principal balance will become due upon the receipt of any proceeds by the Company from its Russian project. If no proceeds are received, the principal balance of the note and any unpaid accrued interest will be forfeited by Equity. The unpaid interest accrued and note payable have been classified as long-term as no amounts will be repaid during 1997.

         As agreed upon by Equity and Leucadia effective January 1, 1994, advances to the Company are treated as interest bearing notes or equity. The notes are evidenced by loan agreements, with interest being accrued at prime rates in effect for the terms of the loans. The loans have a primary term of five years, at which time accrued interest and principal will be repaid.

         During the years ended December 31, 1995 and 1994, Equity and Leucadia each advanced $2,649,047 and $1,259,356, respectively, to the Company. Such advances were non-interest bearing during 1995 and 1994, but at the option of the stockholders a portion became interest bearing notes as mutually agreed upon by the stockholders during 1996. In addition, Equity and Leucadia have each designated a portion of their advances as contributed capital as of December 31, 1996.

3.       INCOME TAXES:

         The Company accounts for income taxes using the asset and liability approach in accordance with Statement of Financial Accounting Standards
         (SFAS) No. 109, "Accounting for Income Taxes". The Company had net operating loss carryforwards of approximately $11,102,000 at December 31, 1996, which are available to offset future taxable income through 2007 and 2011. The Company recognized no income tax benefit from its net losses in 1996, 1995 and 1994.

                    NOTES TO FINANCIAL STATEMENTS, Continued:


3.       INCOME TAXES, continued:

         The components of the net deferred tax asset as of December 31, 1996 and
         December 31, 1995 are as follows:

                                                 December 31,      December 31,
                                                     1996              1995

             Deferred tax asset:
             Net operating loss carryforwards    $ 4,163,400       $ 48,000

             Valuation allowance                  (4,163,400)       (48,000)
                                                  ----------        -------

             Net deferred tax asset              $         -       $      -
                                                  ==========        =======


          The valuation allowance increased by $4,115,400, $400 and $350 during the years ended December 31, 1996, 1995 and 1994, respectively.